January 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-6010

Attn:   Mr. Jim B. Rosenberg

Re:     Sequenom, Inc.

           SEC File No. 000-29101

Ladies and Gentlemen:

We are filing this letter via EDGAR in response to the letter dated December 21, 2007, from Jim B. Rosenberg, Senior Assistant Chief Accountant, to Harry Stylli, President and Chief Executive Officer of Sequenom, Inc. (the “Company”), which contained the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The comments in the letter are repeated below and each comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

7. Commitments and Contingencies, page F-16

Collaboration, Development, and Licensing Agreements, page F-18

1.	Please revise to include the amount of the milestone payments associated with the Isis Innovation agreement and the events that would trigger these payments. Also tell us why you did not include these amounts in your contractual obligation table. In addition, please include the length of the agreement as well as the termination provisions.

Based upon our confidential treatment request dated November 9, 2005, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, the Securities and Exchange Commission granted our request for confidential treatment with respect to various portions of the Isis Innovation Agreement including the amounts of the milestone payments and the events that would trigger the milestone payments. Due to the confidential treatment granted and that the milestone payments are directly related to commercial product sales that have not yet occurred, no milestone payments have been included in the contractual obligations table.

Regarding the length of the Agreement and the termination provisions, we propose to update and extend our prospective disclosure in our Form 10-K filing for the year ended December 31, 2007, as follows:

“The term of the Agreement is through the life of any patent that issues from the licensed patent application. The Agreement may be terminated by either party with at least 30 days notice in the event of an uncured material breach by the other party. The Agreement may be terminated immediately by the licensor in the event of our winding up or similar acts or circumstances of insolvency or bankruptcy. The licensor may also terminate the Agreement with 30 days notice if we were to challenge the validity of the licensed patent rights. In the event that certain milestones are not achieved, the licensor also has the right to convert the exclusive nature of the license to non-exclusive with respect to the particular field that relates to the missed milestone. We may terminate the Agreement for any reason after three years provided six months written notice is provided to licensor.”

9. Stockholders’ Equity, page F-19

2.	Please revise your disclosure to clarify the events that would trigger adjustments to the warrants.

We propose the following prospective disclosure in our Form 10-K filing for the year ended December 31, 2007, relating to the events that would trigger an adjustment to the warrants discussed on page F-19:

“…. and seven year warrants to purchase up to an additional 11,999,999 shares of common stock, subject to certain adjustment provisions to the per share exercise price. These adjustments include any reorganization or merger by us with or into another corporation, or any stock split, combination or reclassification of our common stock, or declaration of common or preferred stock dividends.”

Form 10-Q for the quarterly period ended September 30, 2007

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 13

Liquidity and Capital Resources, page 17

3.	Please explain to us why you do not include the amount outstanding for the asset-backed loan including interest in the contractual obligations table. In addition, please tell us what comprises the other long-term liabilities and to what extent they represent contractual obligations that should have been included in your table. If there were any material obligations that should have been included in the table, please provide us with a revised contractual obligations table.

Our asset-backed loan was finalized during the quarter ended September 30, 2007, and represents certain equipment purchases that are financed by a third party. The asset-back loan is more fully discussed in footnote 8 of our 10-Q for September 30, 2007. A revised contractual obligations table is presented below, which includes the asset-backed loan as long-term debt obligations. We propose to provide similar, but updated information, in our contractual obligations table for the year ended December 31, 2007.

The following table summarizes our contractual obligations as of September 30, 2007 (Unaudited):

Contractual obligations (In thousands)	Total	Less than one year	1-3 years	After 3 years
Operating leases	$42,577	$6,176	$17,679	$18,722
Long-term debt obligations	692	212	480	—
Open purchase orders	6,317	6,317	—	—

Total contractual obligations	$49,586	$12,705	$18,159	$18,722

As of September 30, 2007, our other long-term liabilities are comprised of:

Other long-term liabilities (In thousands)	September 30, 2007 (unaudited)
Deferred rent	$4,474
Other long-term liabilities	64

Total	$4,538

Our contractual obligations table presented as of September 30, 2007, reflected the deferred rent within the operating leases disclosure. Our other long-term liabilities consist of deposits from various sub-leased office spaces. No other material obligations exist that should have been included in the table as contractual obligations.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (858) 202-9015 if you have any further questions or comments.

Sincerely,

/s/ Paul Hawran
Paul Hawran
Chief Financial Officer

cc:	Vanessa Robertson, Staff Accountant
Jim Atkinson, Accounting Branch Chief
Harry Stylli, Ph.D.
Clarke W. Neumann, Esq.
D. Bradley Peck, Esq.